Exhibit 99.4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	CADBURY SCHWEPPES PLC		ROBERT JAMES STACK

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
			ROBERT JAMES STACK	497,135
			ROBERT JAMES STACK (ADRS)	31,329
			BANK OF NEW YORK NOMINEES LTD A/C 491846	234,093

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
			EXERCISE OF US AND CANADA ALL-EMPLOYEE STOCK OPTIONS AND RETENTION OF THE SHARES

7.	Number of shares acquired	8.	Percentage of issued class	9.	Number of shares disposed	10.	Percentage of issued class
	2,168		N/A		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 12.5P EACH		US$4.665		EXERCISE OF OPTION: 29 APRIL 2005 ALLOTMENT OF SHARES: 16 MAY 2005		17 MAY 2005

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	764,725				0.03%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable
	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries
JE HUDSPITH
020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 MAY 2005